Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FIRST QUARTER 2014

OPERATING AND FINANCIAL RESULTS — RECORD QUARTERLY GOLD PRODUCTION BUILDS ON 2013 OPERATIONAL SUCCESS

Toronto (May 1, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $108.9 million, or $0.63 per share for the first quarter of 2014.  This result includes a non-cash foreign currency translation gain of $8.3 million ($0.05 per share), non-cash stock option expense of $9.5 million ($0.05 per share) and other non-recurring gains of $3.3 million ($0.02 per share). Excluding these items would result in adjusted net income of $106.8 million, or $0.61 per share.  In the first quarter of 2013, the Company reported net income of $23.9 million, or $0.14 per share.

First quarter 2014 cash provided by operating activities was $247.7 million ($193.7 million before changes in non-cash components of working capital), compared to cash provided by operating activities of $146.1 million in the first quarter of 2013 ($134.5 million before changes in non-cash components of working capital).

The higher net income and cash provided by operating activities in 2014 was in spite of lower gold prices. Realized gold prices in the first quarter of 2013 were 23% higher than those realized in the first quarter of 2014. Significantly higher gold production (55%) combined with lower production expense in 2014 were largely responsible for the strong financial results, when compared to the first quarter of 2013.

“The record production for the first quarter of 2014 continues to build on Agnico Eagle’s 2013 operational success. Once again, Meadowbank has been a key contributor to our outstanding production results. Given the strong first quarter performance, we currently expect to exceed the top end of our production guidance and do better than the lower end of our cash cost forecast for 2014” said Sean Boyd, President and Chief Executive Officer.

Operating highlights include:

•                  Record quarterly gold production — 366,421 ounces at total cash costs1 of $537 per ounce

•                  Record quarterly gold production at Meadowbank — 156,444 ounces at a total cash cost of $434 per ounce

•                  Declaration of commercial production at La India on February 1, 2014

•                  Ventilation and cooling system at LaRonde now fully operational — expected to have a positive impact on operating flexibility especially during the summer

•                  2014 production expected to exceed the high end of guidance with costs expected to be better than the low end of the forecast range

Payable gold production2 in the first quarter of 2014 was 366,421 ounces compared to 236,975 ounces in the first quarter of 2013.   The higher level of production in the 2014 period was primarily due to higher grades at Meadowbank, a full quarter of production at Goldex, higher grades and better recoveries at LaRonde, and the ramp-up to commercial production at La India, where commercial production was achieved as of February 2014.  A description of the production and cost performance for each mine is set out further below.

Total cash costs for the first quarter of 2014 were $537 per ounce.  This compares with $740 per ounce in the first quarter of 2013.  The lower costs in the 2014 period were largely attributable to record quarterly production and lower costs at Meadowbank and higher grades at LaRonde.

Given the strong first quarter 2014 production, the Company now expects gold production to exceed the higher end of the 2014 guidance range of 1,175,000 to 1,205,000 ounces, while total cash costs are forecast to be better than the lower end of the guidance range of $670 to $690 per ounce.

As noted in the year-end 2013 results (see February 12, 2014 news release), 2014 production is expected to be higher in the first half of the year, largely due to higher expected grades at Meadowbank. For the full year 2014, the all-in sustaining costs3 are expected to be better than the previously forecast guidance of $990 per ounce.

1  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

2  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

3  All-in sustaining costs is a non-US GAAP measure and is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced as the aggregate of total cash costs, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses divided by the amount of gold produced.  The Company’s methodology for calculating all-in sustaining costs may not be similar to the methodology used by other producers that disclose all-in sustaining costs. The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

Proposed Acquisition of Osisko Mining Corporation

On April 16, 2014, Agnico Eagle and Yamana Gold Inc. (TSX:YRI, NYSE:AUY) (“Yamana”) entered into an agreement to jointly acquire 100% of Osisko Mining Corporation’s (TSX:OSK; Deutsche Boerse:EWX) (“Osisko”) issued and outstanding common shares for total consideration of approximately C$3.9 billion, or C$8.15 per share (the “Osisko Acquisition”).  The total offer consists of approximately C$1.0 billion in cash, approximately C$2.33 billion in Agnico Eagle and Yamana shares, and shares of a new company with an implied value of approximately C$575 million.

Upon completion of Osisko Acquisition, Osisko shareholders will hold approximately 16.7% of Agnico Eagle’s shares.  Agnico Eagle expects to finance its share of cash consideration (approximately C$500 million) from its $1.2 billion revolving credit facility.

On completion of the Osisko Acquisition, Agnico Eagle will indirectly hold 50% of the Canadian Malartic mine in the Abitibi region of Quebec and the Kirkland Lake, Hammond Reef, Pandora and Wood Pandora properties.

Agnico Eagle has a long history of operating in Quebec and the Osisko Acquisition is a good strategic fit with the Company’s existing production platform in the Abitibi region.  The acquisition is expected to enhance the Company’s existing production profile on a per share basis while improving the overall cost structure.  Partnering with Yamana allows Agnico Eagle to maintain a strong balance sheet and keep equity dilution low.  The transaction fits strategically and is in line with several of Agnico Eagle’s previous acquisitions, but comes without permitting, construction or start-up risk.

Sean Boyd, President and Chief Executive Officer of Agnico Eagle stated: “We look forward to completing the Osisko Acquisition and working with Yamana to integrate the assets into our respective businesses. We expect that the proposed Osisko Acquisition will improve the quality of our Northern Business operations through increased net free cash flow generation.”

A meeting of Osisko shareholders has been scheduled for May 30, 2014, and the Osisko Acquisition is expected to close in early June 2014, following the receipt of all necessary regulatory approvals.  For additional details on the Osisko Acquisition, see Agnico Eagle’s news release dated April 16, 2014.

The Company anticipates accounting for the Osisko Acquisition using the equity method of accounting under US GAAP. The Company has commenced the process of converting its basis of accounting from US GAAP to IFRS and anticipates reporting under IFRS beginning in the third quarter of 2014, with comparative information restated under IFRS. The Company is in the process of evaluating whether to apply proportionate consolidation or the equity method of accounting for the Osisko Acquisition under IFRS.

Unless otherwise stated in the News Release, the forward looking information contained herein, including forward looking information regarding the Company’s production, costs and availability under its revolving credit facility does not include the effect of the Osisko Acquisition.

First Quarter 2014 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Friday, May 2, 2014 at 8:30 AM (E.D.T.) to discuss financial results and provide an update of the Company’s operating activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 1-800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 416-640-1917 or Toll-free 1-877-289-8525, access code 4661700.

The conference call replay will expire on June 2, 2014.

The webcast along with presentation slides will be archived for 180 days on the website.

Annual and Special General Meeting (“AGM”)

The AGM will begin on Friday, May 2, 2014 at 11:00 AM (E.D.T).  The meeting will be held at the Sheraton Centre Hotel (Dominion Ballroom) located at 123 Queen Street West, Toronto, ON.  For those unable to attend in person, the meeting will be accessible on the internet or by telephone, as set out below.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3415 or Toll-free 1-877-974-0445.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 416-640-1917 or Toll-free 1-877-289-8525, access code 4661715

The AGM conference call replay will expire on June 2, 2014.

The AGM webcast along with presentation slides will be archived for 180 days on the website.

Cash Position Remains Strong and Debt Levels Reduced

Cash and cash equivalents totaled $206.8 million at March 31, 2014, up from the December 31, 2013 balance of $170.0 million.  The increase in the cash balance is largely due to higher realized metal prices, lower costs and record quarterly gold production. The outstanding balance on the $1.2 billion credit facility was reduced from $200 million at December 31, 2013 to $120 million at March 31, 2014.

Capital expenditures in the first quarter of 2014 were $98.8 million, including $21.9 million at Kittila, $15.6 million at LaRonde, $11.1 million at La India, $10.2 million at Meadowbank, $9.5 million at Goldex, $7.3 million at Pinos Altos, $5.7 million at Lapa, and $2.7 million at Creston Mascota.  Capital expenditures at development projects included $9.9 million at Meliadine.

Capital expenditures in 2014 are now expected to be $431 million, which is a slight increase to the previous guidance of $416 million (see February 12, 2014 news release) as several new projects were approved.  The increase largely reflects approximately $8.0 million of accelerated waste stripping at the Vault deposit at Meadowbank, approximately $3.0 million for ramp development at Goldex, and approximately $1.5 million for productivity improvements at La India. The Company expects that these capital cost increases are likely to be offset by lower operating costs at the respective mines.

With its current cash balances, anticipated cash flows and available bank lines, management believes that Agnico Eagle remains fully funded for the development and exploration of its current pipeline of approved gold projects in Canada, Finland and Mexico, as well as the Osisko Acquisition.

Northern Business Operating Review

LaRonde Mine — Strong Production and Cost Performance — New Ventilation Infrastructure Provides Greater Mining Flexibility

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.

The LaRonde mill processed an average of 6,192 tonnes per day (“tpd”) in the first quarter of 2014, compared with an average of 6,603 tpd in the corresponding period of 2013.  The lower mill throughput in the current period was largely due to a temporary six day shutdown of the underground mine in order to investigate a premature blast hole detonation in a stope.  In the first quarter of 2014, approximately 79% of the ore milled came from the deeper portion of the LaRonde mine, which is in line with the forecast for

2014.  As more ore is sourced from the deeper levels, the mined grade is expected to continue to increase towards the average reserve grade over the next several years.

Minesite costs per tonne4 were on budget at approximately C$99 in the first quarter of 2014.  These costs are a slight increase over the C$98 per tonne realized in the first quarter of 2013.  The increase in costs is largely due to the temporary shutdown of the underground mine discussed above.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $603 in the first quarter of 2014 on production of 59,352 ounces of gold.  This compares favourably with the first quarter of 2013 when total cash costs per ounce were $718 on production of 39,073 ounces of gold.  The decrease in total cash costs was mainly due to higher production (due to higher gold grades and improved recoveries from the CIP circuit) and lower costs.

The new cooling plant on the 262 level began operating in December 2013 and other components of the new ventilation system were installed and commissioned last month.  The new cooling and ventilation infrastructure is expected to enhance productivity in the deeper portions of the mine.

Work is underway on the installation of a coarse ore conveyor system that will extend from the 293 level to the crusher on the 280 level. The new conveyor, which is scheduled to be operational in late 2015, is expected to help lower costs and reduce congestion in the deeper portions of the mine.  In addition, construction of a new maintenance truck shop in the deeper portion of the mine is nearing completion.

A three week shutdown is planned at LaRonde in July 2014 to facilitate the installation of new hoist drives to replace obsolete production and service hoist equipment in the Penna shaft.  This planned shutdown was factored into our 2014 production guidance for LaRonde.

LaRonde is expected to ramp up production over the next several years to an average life of mine production rate of more than 300,000 ounces of gold per year, reflecting the higher gold grades expected at depth.

Lapa Mine — Continued Steady Performance and Cost Control

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

The Lapa circuit at the LaRonde mill processed an average of 1,749 tpd in the first quarter of 2014.  This compares with an average of 1,778 tpd in the first quarter of 2013.

4 Minesite costs per tonne is a non-GAAP measure.  For reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

Minesite costs per tonne were C$109 in the first quarter of 2014, compared to C$115 in the first quarter of 2013.  The lower minesite cost this quarter is due to lower consumable costs, productivity improvements, lower development costs and lower cement consumption (higher ratio of unconsolidated to cemented backfill) compared to the same period last year.

Payable production in the first quarter of 2014 was 23,409 ounces of gold at total cash costs per ounce of $666.  This compares with the first quarter of 2013, when production was 26,868 ounces of gold at total cash cost per ounce of $680.  Comparing these two periods, the decrease in gold production and lower total cash costs per ounce in 2014 are generally due to the processing of lower gold grades and the lower costs as discussed above.

Goldex Mine — Optimization Continues to Yield Lower Operating Costs

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining operations in the original Goldex Extension Zone (GEZ) orebody were suspended in October 2011 (see October 19, 2011 news release).  Mining operations at GEZ remain suspended.  In July 2012, the M and E satellite zones were approved for development.

The Goldex mine achieved commercial production for the M and E satellite zones in October of 2013.

The Goldex mill processed an average of 5,393 tpd in the first quarter of 2014 and throughput is expected to increase to approximately 5,500 tpd in the second half of 2014.

Minesite costs per tonne at Goldex were approximately C$31 in the first quarter of 2014. Given that it is still early in the restart of the operations, the 2014 minesite cost per tonne guidance of C$37 is unchanged.  Minesite costs per tonne were significantly lower than forecast primarily due to higher than forecast tonnage, productivity improvements and lower than expected backfill costs.

Payable gold production in the first quarter of 2014 was 19,430 ounces at a total cash cost per ounce of $707.  Total cash cost per ounce were lower than guidance forecast due to the reasons outlined above.

Development activities are progressing on the MX and E2 satellite zones.  In addition, accelerated development of the exploration ramp into the DX zone (the top of the Deep zone) is underway.  This ramp will provide access for additional exploration drilling.

These satellite zones could have the potential to further extend the mine’s life.  Economies of scale may also be available if additional zones are developed as the mill has the ability to operate at over 8,000 tpd. Studies are currently underway to fully evaluate the potential of these zones.

Meadowbank Mine — Record Quarterly Production and Lower Operating Costs

The 100% owned Meadowbank mine is located in Nunavut, Canada.

The Meadowbank mill processed an average of 11,047 tpd in the first quarter of 2014.  This compares with 11,320 tpd in the first quarter of 2013.  The lower throughput, period over period, was due to scheduled maintenance in the mill to replace the ball and SAG mill liners.

Minesite costs per tonne were C$75 in the first quarter of 2014, compared with C$87 per tonne in the first quarter of 2013.  Costs are lower in the 2014 period due to lower expenditures for consumables, improved productivity and ongoing cost reduction efforts.

Payable production in the first quarter of 2014 was 156,444 ounces of gold at total cash costs per ounce of $434.  This compares with payable production in the first quarter of 2013 of 81,818 ounces of gold at total cash costs per ounce of $1,069.  The improvement in production in the first quarter of 2014 was largely due to higher grades (up 89%) and recoveries (up 3.9%).  Costs for the current period decreased mainly due to the higher ounces and the reasons outlined above.

As noted in the year-end 2013 results (See the Company’s February 12, 2014 news release), Meadowbank is expected to have strong production in the first half of 2014 (about 60% of the yearly forecast) as higher grades are sequenced in the mine plan at the Portage and Goose deposits.  The Goose pit is expected to be exhausted in the second half of the year and production will be replaced with lower grade ore from the Vault pit.  Over the balance of 2014, the average grade at Meadowbank is expected to be in line with the reserve grade.

Kittila Mine — Mill Throughput Continues to be Near Record Levels

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.

The Kittila mill processed an average of approximately 3,414 tpd in the first quarter of 2014.  In the first quarter of 2013, the Kittila mill processed 2,966 tpd.  Throughput for the 2014 period was higher due to the rescheduling of mill maintenance from the first quarter to the second quarter of 2014.

Minesite costs per tonne at Kittila were approximately €73 in the first quarter of 2014, compared to €77 in the first quarter of 2013.  The decrease in minesite costs is largely due to the increased throughput as noted above.

First quarter 2014 gold production at Kittila was 38,552 ounces with a total cash cost per ounce of $795.  In the first quarter of 2013 the mine produced 43,145 ounces at total cash costs per ounce of $624.  Lower production and higher total cash costs in the

2014 period were largely the result of lower grades and recoveries and slightly higher ore dilution compared to the first quarter of 2013.

In February 2013, the Company’s Board of Directors approved a 750 tpd expansion at the Kittila mill, which is expected to be completed by mid-year 2015.  The total expenditure on the project is estimated to be about $103 million over a three year period, with approximately $65 million expected to be spent in 2014.

The expansion is progressing according to schedule and manufacturing tests are underway on a number of the new mill components. The expansion is expected to reduce total cash costs per ounce and to offset the production impact of a gradual reduction in realized grade towards the average reserve grade over the next several years.

A study is also underway to consider the construction of a production shaft at Kittila. This shaft would provide operating cost savings and sustain long-term production at higher throughput levels from multiple zones, especially at depths below 700 metres.  A shaft would also provide access for exploration and infill drilling.  In addition, a study is underway to evaluate the feasibility to develop the Rimpi Zone as a potential ore source.  An update on these activities is expected later this year.

Meliadine — Ramp Development, Exploration and Permitting Activities Continue

Underground development, exploration, technical studies and permitting have continued in the first quarter of 2014 at Agnico Eagle’s 100%-owned Meliadine gold development project near Rankin Inlet, Nunavut. The Meliadine project has the Company’s largest and fastest-growing high-grade complement of reserves and resources. (See the Detailed Mineral Reserve and Resource Data in the Company’s February 12, 2014 news release.)

Late in 2013, a permanent portal was completed for the existing exploration ramp north of the Tiriganiaq zone, and the ramp was extended by 80 metres. Ramp development continued in the first quarter of 2014, adding 226 metres.  The full-year budget calls for approximately 1.4 kilometers of ramp development (to a depth of 275 metres below surface).

Three drill rigs are active on a surface drill program, which began in late February, one month ahead of schedule.  The rigs completed 27 holes (7,107 metres) of conversion drilling (Wesmeg/Normeg zone) and exploration drilling (Wesmeg/Normeg and Pump zones) to the end of March.  Additional condemnation/geotechnical drilling in an area of proposed mine site facilities is also planned.  While no results are available yet, significant new gold mineralization was discovered in the western extension of the Pump zone, showing its potential to host additional high-grade resources.  In March the underground delineation drill program began, using one rig at 75 metres depth.  This program is helping to refine the geological model of the Tiriganiaq zone.

Work continues on the updated technical report, scheduled for completion in late 2014. The permitting team is preparing documents for the Final Environmental Impact Statement (FEIS), with a target completion date in the second quarter of 2014.

Southern Business Operating Review

Pinos Altos Mine — Strong Performance Continues

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

The Pinos Altos mill processed 5,382 tpd in the first quarter of 2014, compared to 5,250 tpd per day processed in the first quarter of 2013. During the first quarter of 2014, approximately 139,100 tonnes of ore were stacked on the leach pad at Pinos Altos, compared to 253,500 tonnes in the comparable 2013 period.

Minesite cost per tonne at Pinos Altos was $47 in the first quarter of 2014 compared to $41 in the comparable 2013 period.  The increase in minesite costs is largely due to the decreased proportion of relatively lower cost heap leach ore being stacked in 2014.

Payable production in the first quarter of 2014 was 45,217 ounces of gold at a cash cost per ounce of $450. This compares with production of 44,164 ounces at a total cash cost of $300 in the first quarter of 2013. Higher production in 2014 is largely due to slightly higher grades processed over the comparable period last year. The increase in the year over year total cash cost per ounce is largely due to a 25% decrease in byproduct silver production and lower realized silver prices compared to the prior year period.

Work at the Pinos Altos shaft sinking project was mainly focused on hoist commissioning and change-over activities during the quarter in preparation for the continuation of shaft sinking.  This project will allow better matching of the mill capacity with the future mining capacity at Pinos Altos when the open pit mining operation begins to wind down as planned in the next several years.

Creston Mascota - Phase 3 Leach Pad Construction Completed

The Creston Mascota heap leach has been operating as a satellite operation to the Pinos Altos mine since late 2010.  Operations at Creston Mascota resumed in April 2013 after a temporary suspension for leach pad modifications.  Production since this resumption has met Company expectations and is in line with guidance.

Approximately 378,900 tonnes of ore were stacked on the Creston Mascota leach pad during the first quarter of 2014, compared to approximately 230,400 tonnes stacked in the first quarter of 2013.  Minesite costs per tonne at Creston Mascota were $17 in the first quarter of 2014.  Minesite costs per tonne for the comparable period of 2013 are not applicable given that operations were temporarily suspended for leach pad modifications.

Payable gold production at Creston Mascota in the first quarter of 2014 was 10,317 ounces at a total cash cost per ounce of $613. This compares to 1,907 ounces during the first quarter of 2013. The lower production in the 2013 period is due to the suspension of operations referred to above.  The total cash costs per ounce for the comparable period of 2013 are not representative given the temporary suspension of operations discussed above.

Construction on the Phase 3 leach pad at Creston Mascota was completed in late April 2014.  Production at Creston Mascota is expected to increase in the latter half of 2014 as the new agglomerator, planned for installation in the second quarter of 2014, will increase crushed ore processing capacity.

La India Mine — Commercial Production Achieved in First Quarter 2014

The La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, was acquired in November 2011 through the purchase of Grayd Resources which included a 56,000 hectare land position in the Mulatos Gold belt.  Commissioning of the mine commenced ahead of schedule in the third quarter of 2013.  Design, permitting, construction and start-up of the La India mine were completed within 22 months of the acquisition and the project was on target with regard to the budgeted capital cost of $157.6 million.  Commercial production at La India was achieved as at February 1, 2014.

Approximately 1,018,900 tonnes of ore were stacked on the La India leach pad during the first quarter of 2014 which yielded 3,492 ounces of pre-commercial gold production. Stacking rates averaged approximately 11,321 tpd during the quarter.  An additional $1.5 million in capital spending has been budgeted for productivity improvements.

Payable commercial gold production in the first quarter of 2014 was 10,208 ounces at a total cash cost per ounce of $426.  Full year 2014 guidance is 50,000 ounces at a total cash cost of $743. During the ramp-up phase total cash costs were favourable due to slightly higher head grades and lower stripping costs compared to anticipated levels.  The current total cash costs per ounce are subject to verification with further operating history and as such 2014 cost guidance remains unchanged.

Dividend Record and Payment Dates for the Second Quarter of 2014

The Board of Directors of the Company has approved the payment of a quarterly cash dividend of $0.08 per common share.  The next of these dividends will be paid on June 16, 2014 to shareholders of record as of June 2, 2014.

Other Expected Dividend and Record Dates for 2014

Record Date	Payment Date
Sept. 2	Sept. 16
Dec. 1	Dec. 15

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

Dividend Reinvestment Plan

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its seven mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with US GAAP and for an explanation of how management uses these measures, see “Reconciliation of Non-GAAP Financial Performance Measures” below. The Company believes that the generally accepted industry measures that it uses are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP, and such measures, taken by themselves, are not necessarily indicative of operating costs or income measures prepared in accordance with US GAAP. This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, all-in sustaining costs and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

The scientific and technical information contained in this news release has been approved by Alain Blackburn, Ing., Senior Vice-President, Exploration and a “Qualified Person” for the purposes of NI 43-101.

Forward-Looking Statements

The information in this news release has been prepared as at May 1, 2014. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “will”, “planned” and similar expressions are intended to identify forward-looking statements or information.  Such statements and information include without limitation: statements regarding the timing and closing of the Osisko Acquisition, statements regarding synergies resulting from the Osisko Acquisition, statements regarding the effect of the Osisko Acquisition on Agnico Eagle’s free cash flow generation, production, reserves, resources, and cost profiles, statements regarding the number of shares held by Osisko shareholders after the Osisko Acquisition, statements regarding the accounting methods that will be used by the Company to account for the Osisko Acquisition, statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future internal rates of return, mining costs, total cash costs, minesite costs, all-in sustaining costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements and information regarding the sufficiency of the Company’s cash resources. Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements and information contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2103 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2013 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that the Osisko Acquisition is completed on the terms and in the timeframe expected, that there are no significant disruptions affecting operations; that production, permitting and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metals prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of the Company’s reserve and resource position see the AIF or Form 40-F.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended
	March 31,
	2014	2013
Operating margin(i) by mine:
LaRonde mine	$43,117	$33,295
Lapa mine	15,237	21,788
Goldex mine(ii)	10,579	—
Meadowbank mine	119,971	36,503
Kittila mine	19,037	44,956
Pinos Altos mine	38,597	56,038
Creston Mascota deposit at Pinos Altos	7,511	(2,211)
La India mine(iii)	13,627	—
Total operating margin(i)	267,676	190,369
Amortization of property, plant and mine development	73,537	70,071
Exploration, corporate and other	40,234	71,690
Income before income and mining taxes	153,905	48,608
Income and mining taxes expense	45,053	24,749
Net income for the period	$108,852	$23,859
Net income per share — basic (US$)	$0.63	$0.14
Net income per share — diluted (US$)	$0.62	$0.14
Cash flows:
Cash provided by operating activities	$247,729	$146,072
Cash used in investing activities	$(105,621)	$(141,479)
Cash used in financing activities	$(98,087)	$(69,504)
Realized prices (US$):
Gold (per ounce)	$1,308	$1,611
Silver (per ounce)	$20.62	$28.70
Zinc (per tonne)	$2,027	$2,002
Copper (per tonne)	$6,386	$7,570
Payable production(iv):
Gold (ounces):
LaRonde mine	59,352	39,073
Lapa mine	23,409	26,868
Goldex mine(ii)	19,430	—
Meadowbank mine	156,444	81,818
Kittila mine	38,552	43,145
Pinos Altos mine	45,217	44,164
Creston Mascota deposit at Pinos Altos	10,317	1,907
La India mine(iii)	13,700	—
Total gold (ounces)	366,421	236,975
Silver (thousands of ounces):
LaRonde mine	349	611
Meadowbank mine	26	22
Kittila mine	2	2
Pinos Altos mine	460	613
Creston Mascota deposit at Pinos Altos	16	3
La India mine(iii)	27	—
Total Silver (thousands of ounces)	880	1,251
Zinc (tonnes)	2,060	8,239
Copper (tonnes)	1,554	1,082

Payable metal sold:
Gold (ounces):
LaRonde mine	58,100	39,588
Lapa mine	23,451	23,939
Goldex mine(ii)	19,607	—
Meadowbank mine	147,502	80,012
Kittila mine	37,429	44,340
Pinos Altos mine	46,810	44,523
Creston Mascota deposit at Pinos Altos	10,228	587
La India mine(iii)	14,632	—
Total gold (ounces)	357,759	232,989
Silver (thousands of ounces):
LaRonde mine	340	583
Meadowbank mine	28	22
Kittila mine	2	1
Pinos Altos mine	507	586
Creston Mascota deposit at Pinos Altos	14	—
La India mine(iii)	26	—
Total silver (thousands of ounces):	917	1,192
Zinc (tonnes)	1,673	6,999
Copper (tonnes)	1,542	1,067
Total cash costs per ounce of gold produced (US$)(v):
LaRonde mine	$603	$718
Lapa mine	666	680
Goldex mine(ii)	707	—
Meadowbank mine	434	1,069
Kittila mine	795	624
Pinos Altos mine	450	300
Creston Mascota deposit at Pinos Altos(vi)	613	—
La India mine(iii)	426	—
Weighted average total cash costs per ounce of gold produced	$537	$740

Notes:

(i)	Operating margin is calculated as revenues from mining operations less production costs.

(ii)	The Goldex mine’s M and E Zones achieved commercial production on October 1, 2013.

(iii)

The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they preceded the achievement of commercial production.

(iv)

Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(v)

Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management also uses this measure to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates. See “Reconciliation of Non-US GAAP Financial Performance Measures” contained herein for details.

(vi)

Excludes total cash costs per ounce of gold produced for the Creston Mascota deposit at Pinos Altos in the first quarter of 2013 due to an unexpected movement of leached ore at the Phase One leach pad, resulting in the temporary suspension of active leaching between October 1, 2012 and March 13, 2013.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, US GAAP basis)

(Unaudited)

	As at March 31,	As at December 31,
	2014	2013

ASSETS
Current
Cash and cash equivalents	$181,775	$139,101
Short-term investments	2,217	2,217
Restricted cash	22,779	28,723
Trade receivables	74,411	67,300
Inventories:
Ore in stockpiles and on leach pads	56,850	51,826
Concentrates and dore bars	50,364	46,658
Supplies	227,542	253,160
Income taxes recoverable	—	18,682
Available-for-sale securities	105,818	74,581
Fair value of derivative financial instruments	11,677	5,590
Other current assets	101,779	116,993
Total current assets	835,212	804,831
Other assets	63,270	66,394
Goodwill	39,017	39,017
Property, plant and mine development	4,057,627	4,049,117
	$4,995,126	$4,959,359
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$145,501	$173,374
Reclamation provision	1,855	3,452
Interest payable	20,981	13,803
Income taxes payable	19,300	7,523
Capital lease obligations	10,004	12,035
Fair value of derivative financial instruments	1,878	467
Total current liabilities	199,519	210,654
Long-term debt	920,000	1,000,000
Reclamation provision and other liabilities	172,657	178,236
Deferred income and mining tax liabilities	597,345	593,320
SHAREHOLDERS’ EQUITY
Common shares:
Outstanding - 174,449,937 common shares issued, less 397,996 shares held in trust	3,298,010	3,294,007
Stock options	183,178	174,470
Contributed surplus	37,254	37,254
Deficit	(418,532)	(513,441)
Accumulated other comprehensive income (loss)	5,695	(15,141)
Total shareholders’ equity	3,105,605	2,977,149
	$4,995,126	$4,959,359

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, US GAAP basis)

(Unaudited)

	Three Months Ended March 31,
	2014	2013

REVENUES
Revenues from mining operations	$491,767	$420,422

COSTS, EXPENSES AND OTHER INCOME
Production (i)	224,091	230,053
Exploration and corporate development	9,418	8,571
Amortization of property, plant and mine development	73,537	70,071
General and administrative	27,239	37,320
Impairment loss on available-for-sale securities	—	10,995
Interest expense	15,935	13,916
Interest and sundry (income) expense	(417)	212
Gain on derivative financial instruments	(3,328)	(2,982)
Gain on sale of available-for-sale securities	(273)	—
Foreign currency translation (gain) loss	(8,340)	3,658
Income before income and mining taxes	153,905	48,608
Income and mining taxes expense	45,053	24,749
Net income for the period	$108,852	$23,859
Net income per share - basic	$0.63	$0.14
Net income per share - diluted	$0.62	$0.14

Weighted average number of common shares outstanding (in thousands):
Basic	173,972	172,280
Diluted	174,285	172,623

Note:

(i)            Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three Months Ended March 31,
	2014	2013

OPERATING ACTIVITIES
Net income for the period	$108,852	$23,859
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	73,537	70,071
Deferred income and mining taxes	6,732	7,026
Gain on sale of available-for-sale securities	(273)	—
Stock-based compensation	13,903	16,277
Impairment loss on available-for-sale securities	—	10,995
Foreign currency translation (gain) loss	(8,340)	3,658
Other	260	5,131
Adjustment for settlement of environmental remediation	(934)	(2,552)
Changes in non-cash working capital balances:
Trade receivables	(7,111)	(2,776)
Income taxes	30,459	(3,908)
Inventories	25,512	27,992
Other current assets	15,520	(5,765)
Accounts payable and accrued liabilities	(17,405)	(10,102)
Interest payable	7,017	6,166
Cash provided by operating activities	247,729	146,072

INVESTING ACTIVITIES
Additions to property, plant and mine development	(98,793)	(130,634)
Decrease in short-term investments	—	1,304
Net proceeds from sale of available-for-sale securities	613	—
Purchase of available-for-sale securities and warrants	(13,385)	(12,675)
Decrease in restricted cash	5,944	526
Cash used in investing activities	(105,621)	(141,479)

FINANCING ACTIVITIES
Dividends paid	(11,973)	(29,890)
Repayment of capital lease obligations	(4,252)	(2,553)
Sale-leaseback financing	1,027	—
Proceeds from long-term debt	—	40,000
Repayment of long-term debt	(80,000)	(70,000)
Repurchase of common shares for restricted share unit plan	(7,518)	(19,000)
Common shares issued	4,629	11,939
Cash used in financing activities	(98,087)	(69,504)
Effect of exchange rate changes on cash and cash equivalents	(1,347)	(872)
Net increase (decrease) in cash and cash equivalents during the period	42,674	(65,783)
Cash and cash equivalents, beginning of period	139,101	298,068
Cash and cash equivalents, end of period	$181,775	$232,285

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$8,151	$6,832

Income and mining taxes paid	$8,149	$21,633

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-US GAAP FINANCIAL PERFORMANCE MEASURES

(Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended
(thousands of United States dollars)	March 31, 2014	March 31, 2013

Production costs per the interim unaudited consolidated statements of income	$224,091	$230,053

LaRonde mine	49,587	57,903
Lapa mine	15,453	16,610
Goldex mine(i)	14,791	—
Meadowbank mine	71,069	93,589
Kittila mine	29,425	27,182
Pinos Altos mine	31,886	31,652
Creston Mascota deposit at Pinos Altos(ii)	6,028	—
La India mine(iii)	5,852	—
Total	$224,091	$226,936

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iv) by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$49,587	$57,903
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(14,175)	(29,556)
Inventory and other adjustments(v)	940	262
Non-cash reclamation provision	(577)	(542)
Cash operating costs	$35,775	$28,067
Gold production (ounces)	59,352	39,073
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$603	$718

Lapa Mine - Total Cash Costs per Ounce of Gold Produced(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$15,453	$16,610
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	108	77
Inventory and other adjustments(v)	49	1,610
Non-cash reclamation provision	(17)	(17)
Cash operating costs	$15,593	$18,280
Gold production (ounces)	23,409	26,868
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$666	$680

Goldex Mine - Total Cash Costs per Ounce of Gold Produced(i)(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$14,791	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	43	—
Inventory and other adjustments(v)	(1,087)	—
Non-cash reclamation provision	(3)	—
Cash operating costs	$13,744	$—
Gold production (ounces)	19,430	—
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$707	$—

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$71,069	$93,589
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(252)	(563)
Inventory and other adjustments(v)	1,012	992
Non-cash reclamation provision	(572)	(393)
Stripping costs(vi)	(3,312)	(6,124)
Cash operating costs	$67,945	$87,501
Gold production (ounces)	156,444	81,818
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$434	$1,069

Kittila Mine - Total Cash Costs per Ounce of Gold Produced(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$29,425	$27,182
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	114	157
Inventory and other adjustments(v)	1,081	(294)
Non-cash reclamation provision	34	(120)
Cash operating costs	$30,654	$26,925
Gold production (ounces)	38,552	43,145
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$795	$624

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$31,886	$31,652
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(9,074)	(16,566)
Inventory and other adjustments(v)	(648)	(430)
Non-cash reclamation provision	(93)	(74)
Stripping costs(vi)	(1,730)	(1,319)
Cash operating costs	$20,341	$13,263
Gold production (ounces)	45,217	44,164
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$450	$300

Creston Mascota deposit at Pinos Altos - Total Cash Costs per Ounce of Gold Produced(ii)(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$6,028	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(236)	—
Inventory and other adjustments(v)	583	—
Non-cash reclamation provision	(49)	—
Cash operating costs	$6,326	$—
Gold production (ounces)	10,317	—
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$613	$—

La India Mine - Total Cash Costs per Ounce of Gold Produced(iii)(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$5,852	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(520)	—
Inventory and other adjustments(v)	(939)	—
Non-cash reclamation provision	(42)	—
Cash operating costs	$4,351	$—
Gold production (ounces)	10,208	—
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$426	$—

Reconciliation of Production Costs to Minesite Costs per Tonne(vii) by Mine

LaRonde Mine - Minesite Costs per Tonne(vii)

	Three Months Ended		Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014		March 31, 2013
Production costs		$49,587		$57,903
Adjustments:
Inventory adjustment(viii)	1,148		434
Non-cash reclamation provision	(577)		(542)
Minesite operating costs		$50,158		$57,795
Minesite operating costs (thousands of C$)	C$	55,081	C$	58,420
Tonnes of ore milled (thousands of tonnes)	557		594
Minesite costs per tonne (C$)(vii)	C$	99	C$	98

Lapa Mine - Minesite Costs per Tonne(vii)

	Three Months Ended		Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014		March 31, 2013
Production costs		$15,453		$16,610
Adjustments:
Inventory adjustment(viii)	118		1,671
Non-cash reclamation provision	(17)		(17)
Minesite operating costs		$15,554		$18,264
Minesite operating costs (thousands of C$)	C$	17,126	C$	18,445
Tonnes of ore milled (thousands of tonnes)	157		160
Minesite costs per tonne (C$)(vii)	C$	109	C$	115

Goldex Mine - Minesite Costs per Tonne(i)(vii)

	Three Months Ended		Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014		March 31, 2013
Production costs		$14,791		$—
Adjustments:
Inventory adjustment(viii)	(1,018)		—
Non-cash reclamation provision	(3)		—
Minesite operating costs		$13,770		$—
Minesite operating costs (thousands of C$)	C$	15,168	C$	—
Tonnes of ore milled (thousands of tonnes)	485		—
Minesite costs per tonne (C$)(vii)	C$	31	C$	—

Meadowbank Mine - Minesite Costs per Tonne(vii)

	Three Months Ended		Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014		March 31, 2013
Production costs		$71,069		$93,589
Adjustments:
Inventory adjustment(viii)	1,389		902
Non-cash reclamation provision	(572)		(393)
Stripping costs(vi)	(3,312)		(6,124)
Minesite operating costs		$68,574		$87,974
Minesite operating costs (thousands of C$)	C$	74,896	C$	88,601
Tonnes of ore milled (thousands of tonnes)	994		1,019
Minesite costs per tonne (C$)(vii)	C$	75	C$	87

Kittila Mine - Minesite Costs per Tonne(vii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$29,425	$27,182
Adjustments:
Inventory adjustment(viii)	1,081	(294)
Non-cash reclamation provision	34	(120)
Minesite operating costs	$30,540	$26,768
Minesite operating costs (thousands of €)	€22,544	€20,580
Tonnes of ore milled (thousands of tonnes)	307	267
Minesite costs per tonne (€)(vii)	€73	€77

Pinos Altos Mine - Minesite Costs per Tonne(vii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$31,886	$31,652
Adjustments:
Inventory adjustment(viii)	(562)	(403)
Non-cash reclamation provision	(93)	(74)
Stripping costs(vi)	(1,730)	(1,319)
Minesite operating costs	$29,501	$29,856
Tonnes of ore processed (thousands of tonnes)	624	726
Minesite costs per tonne (US$)(vii)	$47	$41

Creston Mascota deposit at Pinos Altos - Minesite Costs per Tonne(ii)(vii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$6,028	$—
Adjustments:
Inventory adjustment(viii)	583	—
Non-cash reclamation provision	(49)	—
Minesite operating costs	$6,562	$—
Tonnes of ore processed (thousands of tonnes)	379	—
Minesite costs per tonne (US$)(vii)	$17	$—

La India Mine - Minesite Costs per Tonne(iii)(vii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2014	March 31, 2013
Production costs	$5,852	$—
Adjustments:
Inventory adjustment(viii)	(939)	—
Non-cash reclamation provision	(42)	—
Minesite operating costs	$4,871	$—
Tonnes of ore processed (thousands of tonnes)	687	—
Minesite costs per tonne (US$)(vii)	$7	$—

Notes:

(i)                                     The Goldex mine’s M and E Zones achieved commercial production on October 1, 2013.

(ii)                                  Excludes results from the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 due to an unexpected movement of leached ore at the Phase One leach pad, resulting in the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,117,000 in production costs during the first quarter of 2013 which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(iii)                               The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they preceded the achievement of commercial production.

(iv)                              Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management also uses this measure to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(v)                                 Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(vi)                              The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company’s peers within the mining industry.

(vii)                           Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

(viii)                        This inventory adjustment reflects production costs associated with unsold concentrates.

SOURCE: Agnico Eagle Mines Limited

For further information:

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(416) 947-1212